FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  07 March 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

              Form 20-F.........X........Form 40-F.................

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





                            International Power plc

This is to advise that on 7 March 2003, the following purchases of Ordinary shares in International Power plc (the "Company") were made by the following directors of the Company :

Director                                 No. of Shares            Purchase Price
                                                                     (per share)

Sir Neville Simms                               70,000                   77.75p
David Crane                                     20,000                   77.50p
Philip Cox                                      10,000                   77.50p


As a result of these purchases, the total number of Ordinary Shares in the Company held by each of these directors is as follows:

Director                                No. of Shares

Sir Neville Simms                             100,000
David Crane                                    44,000
Philip Cox                                     25,000



Stephen Ramsay
Company Secretary




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary